EightyTwenty Real Estate Holdings, LLC

ANNUAL REPORT

PO Box 2410
Rockwall, Texas 75087
5124841127
https://www.hgsplyco.com/

This Annual Report is dated April 14, 2026.

BUSINESS

Company Overview

HG Sply Co. - Rockwall, part of the UNCO family of brands, is a restaurant concept dedicated to health-conscious dining with an emphasis on wholesome food, camaraderie, and vibrant community experiences. Founded in 2013, HG Sply Co. has established itself as a trusted destination for nutritious, flavorful meals and sessionable beverages, tailored to meet a variety of dietary preferences. Currently operating four proven locations in the Dallas-Fort Worth (DFW) area, HG Sply Co. continues to innovate with initiatives like macro-friendly plates and clean ingredient standards, solidifying its role as a pioneer in health-forward dining.

EightyTwenty Real Estate Holdings, LLC is a real estate holding company established to own, through wholly-owned subsidiaries, the property and restaurant operations for one location of the HG SPLY CO. restaurant brand. The Company owns 100% of HG Rockwall Real Estate, LLC, a Texas LLC that holds the real property in Rockwall, TX, and 100% of HG Sply 5, LLC, a Texas LLC that will operate the HG Sply Co. restaurant upon completion of construction. Both subsidiaries were formed during fiscal year 2025. The funds raised in the Company's Regulation CF offering were used to support the development and opening of the new location. While HG SPLY CO. is part of UNCO, which owns and operates six restaurant brands, there is no guarantee that UNCO or any affiliated entities will provide financial or operational support to EightyTwenty Real Estate Holdings, LLC. This investment is limited to a single new location and does not include ownership or interest in any other locations, brands, or entities.

HG Sply Co. - Rockwall combines a vertically integrated restaurant and real estate ownership model, supporting profitability through operational efficiency and prime market placement. The model is complemented by a community investor base that benefits from revenue-sharing distributions and loyalty perks.

Competitors & Industry

HG Sply Co. operates in a competitive landscape that includes regional and national dining establishments such as Mi Cocina, Saltgrass, and Gloria's. While these brands cater to varied demographics, HG Sply Co.'s niche focus on health-conscious dining and community-oriented operations distinguishes it from its competitors. In the Rockwall market specifically, its direct competitors include established names like Standard Service and Zanata, but HG's emphasis on innovative food practices and a unique dining atmosphere positions it as a leader in the segment.

The dining and hospitality industry is undergoing a shift towards health-conscious and sustainable dining options, driven by consumer demand for transparency and quality in food. Within this context, HG Sply Co. occupies a unique position, offering customizable, nutrition-focused meals in an energetic environment.

Future Roadmap

The HG SPLY CO. brand plans to expand within the Dallas-Fort Worth (DFW) market over the next several years. While the company aspires to increase its presence, including potential future initiatives such as expanded menu options and investor loyalty programs, there is no guarantee these goals will be achieved, nor that the success of existing locations will translate to future locations, including the planned Rockwall, TX restaurant. All forward-looking statements are based on current expectations and are subject to risks and uncertainties, including market conditions, operational challenges, and changes in consumer behavior.

Previous Offerings

Equity Offering #1 — Founder Shares

Name of security: Membership Units (Common Units)
Final amount sold: $0.00
Number of Securities Sold: 6,000,000
Use of proceeds: Issuance of founder's shares to the parent company
Date of offering: January 27, 2025
Offering exemption relied upon: Section 4(a)(2)

Equity Offering #2 — Regulation CF

Name of security: Series A Units
Final amount sold: $419,243.26

Number of Securities Sold: 424,651
Use of proceeds: Development and opening of HG Sply Co. – Rockwall
Date of offering: April 25, 2025
Offering exemption relied upon: Section 4(a)(6) / Regulation Crowdfunding

Equity Offering #3 — Private Placement

Name of security: Series A Units
Final amount sold: $1,625,000.00
Number of Securities Sold: 1,787,500
Use of proceeds: Development and opening of HG Sply Co. – Rockwall
Date of offering: April 29, 2025
Offering exemption relied upon: Rule 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Revenue
Revenue for fiscal year 2024 was $0 compared to $0 in fiscal year 2025. The Company generated no revenue in either period. EightyTwenty Real Estate Holdings, LLC is a real estate holding company whose purpose is to own, through wholly-owned subsidiaries, the real property and restaurant operations for the HG Sply Co. - Rockwall location. The restaurant was not open for business as of the end of either reporting period and has not commenced revenue-generating operations.
Cost of Sales
Cost of Sales for fiscal year 2024 was $0 compared to $0 in fiscal year 2025. With no restaurant operations in either period, there were no direct costs of sales.
Gross Margins
Gross margins for fiscal year 2024 were $0 compared to $0 in fiscal year 2025. Gross margin is not applicable as the Company had no revenue in either period.
Expenses
Expenses for fiscal year 2024 resulted in a net loss of $61,320 compared to a net loss of $196,213.96 in fiscal year 2025. The increase of approximately $134,894 was driven by the Company's progression from early-stage formation into active construction and pre-opening activities. In fiscal year 2025, the Company incurred

marketing and pre-opening expenses of $34,776.91 (none in the prior year); general and administrative expenses of $9,329.79 (compared to $196 in the prior year); property tax expense of $14,052.86 (compared to $11,047 in the prior year); Founders Loyalty expense of $62,625.70 (none in the prior year, representing the issuance of loyalty points to eligible investors based on their investment amount); and interest expense of $72,099.63 on the Company's construction loan (none in the prior year, as the loan was established in the fall of 2024). These increases were partially offset by the absence in fiscal year 2025 of a one-time gain recognized in the prior period.

Historical Results and Cash Flows:

The Company is currently in the pre-production stage and is pre-revenue. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected in the future, because during both reporting periods the Company was entirely in the construction and pre-opening phase. All cash generated to date has been through equity investments — including the Regulation CF offering through StartEngine, which raised $364,535, and additional private placement capital — as well as through the Company's construction loan facility. Once the HG Sply Co. - Rockwall restaurant opens for business, the Company expects to begin generating revenue from restaurant operations, which will be the primary driver of future cash flows. Our goal is to complete construction, obtain our Certificate of Occupancy, and open the restaurant for operations, at which point historical cash flows from the construction phase will no longer be representative of the Company's ongoing results.

Related Party Transactions Since the Beginning of Fiscal Year 2025 Exceeding 5% of Capital Raised:

Development Services Agreement — UNCO Management, LLC: Pursuant to the Development Services Agreement (Exhibit C of the Second Amended and Restated Company Agreement), UNCO Management, LLC is entitled to a one-time construction oversight fee of $250,000, payable upon receipt of the Certificate of Occupancy from the proceeds of the construction loan. UNCO Management, LLC is an affiliate of the Manager, UNCO GP, LLC. Partial payments were made under this agreement during fiscal year 2025, with the remainder expected to be paid in 2026.

The remaining related party fee arrangements — the Management Agreement (previously described in the Company's prior filings as the Administrative Services Agreement) (5% of revenue), IP License Agreement (1% of revenue), and Bookkeeping Services Agreement (up to 1% of revenue) — are contracted at the HG Sply 5, LLC subsidiary level and did not trigger during fiscal year 2025 as the restaurant had not yet opened and no revenue was generated.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $833,207.59.

Debt

Creditor: Armstrong Bank
Amount Owed: $855,292.20
Interest Rate: WSJ Prime Rate plus 0.25% per year, with a floor of 5.5% and a ceiling of 12.5%

Maturity Date: August 22, 2030
Material Rights: Line of credit secured by the Company's real property, requiring interest-only payments through August 22, 2027, thereafter converting to principal and interest payments amortized over 300 months through maturity.

Creditor: Former Member
Amount Owed: $168,968.89
Interest Rate: 0.0%
Maturity Date: N/A
Material Rights: Loan payable to related party, zero interest, repayable upon a liquidity event.

Creditor: Former Member
Amount Owed: $30,000.00
Interest Rate: 0.0%
Maturity Date: N/A
Material Rights: Loan payable to related party, zero interest, repayable upon a liquidity event.

Creditor: Former Member
Amount Owed: $52,006.00
Interest Rate: 0.0%
Maturity Date: N/A
Material Rights: Loan payable to related party, zero interest, repayable upon a liquidity event.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sameer Patel
Current primary role: Sameer Patel's current primary role is with UNCO Ultimate Holdings, LP d/b/a UNCO Hospitality ("UNCO"). Sameer Patel currently services 12 to 15 hours per week in their role with the Issuer.
Position: Co-CEO, Manager, Principal Accounting Officer
Dates of Service: April, 2019 - Present
Responsibilities: The Co-CEOs of UNCO lead the company's strategy, operations, and growth while ensuring alignment with its mission. They drive innovation, manage teams, and represent the brand to stakeholders. Sameer does not receive compensation from EightyTwenty Real Estate Holdings, LLC and indirectly owns 37.5% of the raising entity through Unco Ultimate Holdings, LP. Elias and Sameer, the co-CEOs of the Issuer, are also the owners and managers of UNCO, the parent company of HG SPLY CO. and five other restaurant brands, which is their principal occupation and through which they receive their salaries. They plan to dedicate 20-25% of their time to the Rockwall project during its early stages, increasing as the project progresses, with Elias devoting up to 90% of his time during the construction and opening phases. On an ongoing basis, they

allocate 50-60% of their time to the HG SPLY CO. brand, including the Rockwall location. Sameer and Elias are paid a salary by Unco Ultimate Holdings, LP. They will not be paid a salary from EightyTwenty Real Estate Holdings, LLC. UNCO GP, LLC (UNCO GP) is the General Partner of Unco Ultimate Holdings, LP (UUH). UUH is our parent company. UNCO GP is owned 50/50 by Sameer and Elias.
Employer: UNCO Ultimate Holdings, LP d/b/a UNCO Hospitality ("UNCO")
Title: Co-CEO
Dates of Service: April, 2019 - Present
Responsibilities: The Co-CEOs of UNCO lead the company's strategy, operations, and growth while ensuring alignment with its mission. They drive innovation, manage teams, and represent the brand to stakeholders.

Name: Elias Pope
Current primary role: Elias Pope's current primary role is with UNCO Ultimate Holdings, LP d/b/a UNCO Hospitality ("UNCO"). Elias Pope currently services 12 to 15 hours per week in their role with the Issuer.
Position: Co-CEO, Manager
Dates of Service: April, 2015 - Present
Responsibilities: The Co-CEOs of UNCO lead the company's strategy, operations, and growth while ensuring alignment with its mission. They drive innovation, manage teams, and represent the brand to stakeholders. Elias does not receive compensation from EightyTwenty Real Estate Holdings, LLC and indirectly owns 37.5% of the raising entity through Unco Ultimate Holdings, LP. Please refer to the time commitment information disclosed in Sameer's information which applies to Elias. UNCO GP, LLC (UNCO GP) is the General Partner of Unco Ultimate Holdings, LP (UUH). UUH is our parent company. UNCO GP is owned 50/50 by Sameer and Elias.
Employer: UNCO Ultimate Holdings, LP d/b/a UNCO Hospitality ("UNCO")
Title: Co-CEO
Dates of Service: January, 2013 - Present
Responsibilities: The Co-CEOs of UNCO lead the company's strategy, operations, and growth while ensuring alignment with its mission. They drive innovation, manage teams, and represent the brand to stakeholders.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name: Unco RE Holdings, LLC (100% owned by UNCO Hospitality, LLC, which is 100% owned by UNCO Ultimate Holdings, LP. The General Partner of UNCO Ultimate is UNCO GP, LLC, which is 50-50 owned and managed by Sameer Patel and Elias Pope)
Number of Securities Owned: 6,000,000
Type of Security Owned: Common Units
Percentage of Ownership: 77.98%

RELATED PARTY TRANSACTIONS

Name of Entity: UNCO Management, LLC
Names of 20% owners: UNCO Hospitality, LLC
Relationship to Company: Affiliate of Issuer
Nature / amount of interest in the transaction: Fee equal to 5% of revenue per year
Material Terms: Management Agreement (previously described in the Company's prior filings as the Administrative Services Agreement) between UNCO Management, LLC and HG Sply 5, LLC (a wholly-owned subsidiary of the Company) pursuant to which UNCO Management, LLC will provide managerial services. In consideration for such services, HG Sply 5, LLC will pay a fee equal to 5% of its total revenue, payable every four weeks in arrears. This fee will not commence until the restaurant opens for business.

Name of Entity: UNCO Management, LLC (f/k/a ALTA BPO, LLC)
Names of 20% owners: UNCO Hospitality, LLC
Relationship to Company: Affiliate of Issuer
Nature / amount of interest in the transaction: Arms-length arrangement depending on amount of revenue generated each year.
Material Terms: Bookkeeping Agreement between UNCO Management, LLC (f/k/a Alta BPO, LLC) and HG Sply 5, LLC (a wholly-owned subsidiary of the Company) pursuant to which UNCO Management, LLC will provide bookkeeping services for a fee at arms-length terms. This fee will not commence until the restaurant opens for business.

Name of Entity: UNCO HG IP, LLC
Names of 20% owners: UNCO IP, LLC
Relationship to Company: Affiliate of Issuer
Nature / amount of interest in the transaction: Fee equal to 1% of revenue per year.
Material Terms: Intellectual Property License Agreement between UNCO HG IP, LLC and HG Sply 5, LLC (a wholly-owned subsidiary of the Company) pursuant to which HG Sply 5, LLC will license the intellectual property of the HG Sply Co. brand for a fee at arms-length terms. This fee will not commence until the restaurant opens for business.

Name of Entity: UNCO Management, LLC
Names of 20% owners: UNCO Hospitality, LLC

Relationship to Company: Affiliate of Issuer

Nature / amount of interest in the transaction: $250,000 fee

Material Terms: Development Services Agreement with UNCO Management, LLC, pursuant to which UNCO Management, LLC will provide design and construction oversight services to Company. In consideration for such services, Company will pay a fee equal to $250,000. Partial payments were made under this agreement during fiscal year 2025, with the remainder expected to be paid in 2026.

OUR SECURITIES

Name of Security Class: Common Units

The amount of security authorized: 6,000,000

The amount of security outstanding: 6,000,000

Description of voting rights: One vote per Common Unit.

Description of material rights: Please refer to Exhibit F of the Form C to the Company's Operating Agreement for details.

Name of Security Class: Series A Units

The amount of security authorized: 4,000,000

The amount of security outstanding: 2,201,747

Description of voting rights: There are no voting rights associated with Series A Units.

Description of material rights: Series A Unit holders have the following summary rights under the Operating Agreement of EightyTwenty Real Estate Holdings, LLC:

Distribution Rights and Preferences. Prior to the return of their initial capital contributions, Series A Unit holders receive distributions based on the Pre-Payout Sharing Ratio, which prioritizes their return of capital. After all Series A Members' Unrecovered Capital has been reduced to zero (the "Payout"), distributions are made based on the Post-Payout Sharing Ratio, granting a percentage of future distributions to Series A Members.

Liquidation Rights and Preferences. In the event of dissolution, liquidation proceeds are distributed first to satisfy the company's debts and liabilities. Remaining assets are then distributed to Members according to the Pre-Payout Sharing Ratio or the Post-Payout Sharing Ratio, whichever is applicable at that time.

Dividend Rights. The Manager has discretion over distributions including tax distributions. Distributions are subject to the Company's available cash and operational needs.

Preemptive Rights. Series A Members do not have preemptive rights to purchase additional units if the Company issues more equity in the future.

Right of First Refusal. If a Series A Member wishes to transfer their units, the Company has the right of first refusal to purchase the units before they can be transferred to a third party. Any transfer is also subject to restrictions under 17 C.F.R. § 227.501(a).

Transfers of Interests. No Member shall (i) make or suffer any Transfer of any of its Units, or (ii) voluntarily withdraw from the Company as a Member, without the consent of the Manager. In the event a Member requests consent to Transfer any of their Interests, whether to a third party or by operation of law (including but not limited to transfers to heirs, successors, or assigns upon death or incapacity), the Company shall have a right of first refusal to purchase such Interests. Further, any Transfer will be subject to the restrictions under 17 C.F.R. § 227.501(a). The transferring Member, or their representative, must provide written notice to the Manager of the requested Transfer, including all relevant terms or identifying information of the transferee, as applicable. The Company shall have thirty (30) days from receipt of such notice to (i) approve of such Transfer, (ii) deny such Transfer, or (iii) elect to purchase the Interests on the same terms or at fair market value, as determined in good faith by the Manager if no terms are specified; provided that if the Company does not respond within such 30-day period, the Company will be deemed to have denied such Transfer.

Drag-Along Rights. If holders of a majority of Common Units approve a sale of the Company, Series A Members are required to sell their units under the same terms as the majority sellers. Series A Members must take necessary actions to complete the sale and waive rights to appraisal.

Tag-Along Rights. The Operating Agreement does not explicitly grant Series A Members tag-along rights. If Common Members sell their interests, Series A Members are not automatically entitled to participate in the sale.

This summary provides an overview of Series A Members' rights but does not replace a full review of the Operating Agreement. Prospective investors should review the full agreement.

What it means to be a minority holder

Dilution

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. The Company has completed its Regulation CF offering and an additional private placement. While the Company did not raise the maximum offering amount, management believes that the capital raised, in addition to a construction loan, is sufficient to complete construction of the HG Sply Co. – Rockwall restaurant. The Company may, however, need additional funds in the future to grow operations, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational location or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Series A Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

EightyTwenty Real Estate Holdings, LLC

By /s/ *Sameer Patel*

Title: Co-CEO

By /s/ *Sameer Patel*

Name: Sameer Patel
Title: Co-CEO

By /s/ *Sameer Patel*

Name: Sameer Patel
Title: Co-CEO

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet
As of 12/30/2025

EightyTwenty Real Estate Holdings LLC

	YTD
ASSETS	
CURRENT ASSET - CASH	
Total CURRENT ASSET - CASH	833,207.59
CURRENT ASSET - ACCOUNTS RECEIVABLE	
Total CURRENT ASSET - ACCOUNTS RECEIVABLE	0.00
OTHER ASSET - PREPAID EXPENSES	
Total OTHER ASSET - PREPAID EXPENSES	1,116.84
CURRENT ASSET	
Total CURRENT ASSET	-42,404.58
FIXED ASSETS	
Total FIXED ASSETS	4,942,902.26
INTANGIBLE ASSETS	
Total INTANGIBLE ASSETS	151,757.30
OTHER ASSET	
Total OTHER ASSET	491,990.18
Total ASSETS	6,378,569.59
LIABILITIES & EQUITY	
Liabilities	
ACCOUNTS PAYABLE	
Total ACCOUNTS PAYABLE	3,118,754.37
ACCRUED LIABILITIES	
Total ACCRUED LIABILITIES	2,317.37
LONG TERM LIABILITY	
Total LONG TERM LIABILITY	1,106,267.09
Total Liabilities	4,227,338.83
Equity	
EQUITY	
Total EQUITY	2,151,230.76
Total Equity	2,151,230.76

Total LIABILITIES & EQUITY   **6,378,569.59**

Profit & Loss - YTD
YTD Period Ending 12/30/2025

	EightyTwenty Real Estate Holdings LLC	
DIRECT OPERATING EXPENSES		
64005 - TOTAL DIRECT OPER EXPENSE		
Total DIRECT OPERATING EXPENSES	**3,329.07**	100.00%
MARKETING EXPENSES		
61105 - MARKETING TOTAL		
Total MARKETING EXPENSES	**34,776.91**	100.00%
GENERAL & ADMINISTRATIVE		
64355 - TOTAL G&A EXPENSE		
Total GENERAL & ADMINISTRATIVE	**9,329.79**	100.00%
TOTAL CONTROLLABLE INCOME	**-47,435.77**	100.00%
OCCUPANCY		
71605 - TOTAL OCCUPANCY		
Total OCCUPANCY	**14,052.86**	100.00%
RLP	**-61,488.63**	100.00%
ABOVE STORE EXPENSES		
Total ABOVE STORE EXPENSES	**62,625.70**	100.00%
EBITDA	**-124,114.33**	100.00%
INTEREST DEPREC & AMOR		
Total INTEREST DEPREC & AMOR	**72,099.63**	100.00%
Net Profit	**-196,213.96**	100.00%

Cash Flow Statement

12/25/2024 - 12/30/2025
Legal Ent(s): EightyTwenty Real Estate Holdings LLC

	2025
Operating	
Net Income/Loss	-196,213.96
Non-cash Current Assets & Liabilities	3,278,268.51
Total Cash Flow From Operating Activities	3,082,054.55
Investing	
Long Term Assets	-4,369,750.14
Total Cash Flow From Investing Activities	-4,369,750.14
Financing	
Long Term Liabilities	-54,300.34
Equity	2,175,127.54
Total Cash Flow From Financing Activities	2,120,827.20
Cash Net Change	833,131.61
Cash Beginning Balance	75.98
Calculated Cash Ending Balance	833,207.59
Actual Cash Ending Balance	833,207.59

EightyTwenty Real Estate Holdings

Statement of Changes in Members' E

For the Year Ended December 30, 2025

	Common Units	
	Units	Amount ($)
Balance, December 25, 2024	**6,000,000**	**$172,317**
Capital contributions	-	$160,593
Net loss for the year ended December 30, 2025		($196,214)
Balance, December 30, 2025	**6,000,000**	**$136,696**

s, LLC

quity

	Series A Units		Total Members' Equity
	Units	Amount ($)	Amount ($)
	-	-	$172,317
	2,201,747	$2,014,535	$2,175,128
			($196,214)
	2,201,747	$2,014,535	$2,151,231

EightyTwenty Real Estate Holdings, LLC

Notes to Financial Statements

For the Year Ended December 30, 2025

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

EightyTwenty Real Estate Holdings, LLC (the "Company") was organized on April 3, 2015 in the State of Texas. The Company owns 100% of the membership interests in HG Rockwall Real Estate, LLC, a Texas limited liability company that owns real property in Rockwall, Texas, and HG Sply 5, LLC, a Texas limited liability company that will operate an HG Sply Co.® restaurant on the property. The restaurant was under construction and the Company had not commenced revenue-generating operations as of December 30, 2025.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") on an accrual basis of accounting.

Principles of Consolidation

The financial statements include the accounts of the Company and its wholly owned subsidiaries, HG Rockwall Real Estate, LLC and HG Sply 5, LLC. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. The Company maintains its cash with a major U.S. financial institution. At times, balances may exceed federally insured limits.

Construction in Progress

Costs directly attributable to the construction of the restaurant, including land, contractor payments, architectural fees, and pre-development costs, are capitalized. These costs will be reclassified and depreciated upon the restaurant being placed in service.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. All items of income and loss pass through to its Members. No provision for income taxes has been recorded in these financial statements.

Going Concern

The Company has not generated revenue and has incurred losses since inception. Management believes that existing cash on hand and committed capital are sufficient to complete construction and fund operations through the anticipated opening of the restaurant.

NOTE 3 — NOTES PAYABLE

As of December 30, 2025, the Company had outstanding notes payable totaling $1,106,267.09, consisting of a line of credit and three promissory notes, all secured by the Company's real property. Interest expense of $72,099.63 was recorded during the year ended December 30, 2025.

NOTE 4 — RELATED PARTY TRANSACTIONS

The Company and its subsidiaries have entered into the following agreements with entities controlled by the Company's Manager, each approved by the Members:

*Management Agreement (*previously described in the Company's prior filings as the Administrative Services Agreement) — HG Sply 5, LLC will enter into an agreement with UNCO Management, LLC for a fee equal to 5% of total revenue, payable every four weeks in arrears.

IP License Agreement — HG Sply 5, LLC will enter into an agreement with UNCO HG IP, LLC for a fee equal to 1% of total revenue for the use of the HG Sply Co.® trademark, payable every four weeks in arrears.

Bookkeeping Services Agreement — HG Sply 5, LLC will enter into an agreement with UNCO Management, LLC (f/k/a Alta BPO, LLC) for bookkeeping services for a fee not to exceed 1% of annual revenue.

Development Services Fee— The Company has engaged UNCO Management, LLC to provide construction oversight services for a one-time fee of $250,000.

The revenue-based fees under the Management, IP License, and Bookkeeping agreements will not commence until the restaurant opens for business. No fees were paid or accrued under these agreements during the year ended December 30, 2025. Partial payments were made under the Development Services Agreement during the year ended December 30, 2025.

NOTE 5 — MEMBERS' EQUITY

The Company has two classes of membership interests: 6,000,000 Common Units held by UNCO RE Holdings, LLC, and 2,201,747 Series A Units held by investors as of December 30, 2025. Series A Units are non-voting. No distributions were declared during the year ended December 30, 2025.

NOTE 6 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 13, 2026, the date these financial statements were available to be issued. In January 2026, the Company received an additional $50,000 capital contribution from a Series A Member. There have been no other events or transactions during this time that would have a material effect on these financial statements.

EightyTwenty Real Estate Holdings, LLC

To our investors,

We are pleased to share the enclosed financial statements for EightyTwenty Real Estate Holdings, LLC, prepared for submission with our Form C-AR filing. They provide an updated and accurate reflection of the Company's financial position for the year ended December 30, 2025.

I, Sameer Patel, certify that the financial statements of EightyTwenty Real Estate Holdings, LLC included in this Form C-AR are true and complete in all material respects.

Sameer Patel (signature)

Sameer Patel

Co-CEO, EightyTwenty Real Estate Holdings, LLC

Date: _4/14/26_